Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Pony AI Inc.

小馬智行*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2026)

DATE OF BOARD MEETING

The board of directors (the “Board”) of Pony AI Inc. (the “Company”, together with its subsidiaries, the “Group”) hereby announces that a meeting of the Board will be held on Tuesday, November 25, 2025 for the purposes of, among other matters, considering and approving the unaudited financial results of the Group for the three months ended September 30, 2025 and its publication.

The Company’s management will hold an earnings conference call on Tuesday, November 25, 2025, at 7:00 A.M. U.S. Eastern Time or 8:00 P.M. Beijing/Hong Kong Time on the same day.

For participants who wish to join the call by phone, please complete the online registration process using the link provided below prior to the scheduled call start time. Upon registration, participants will receive a confirmation email containing dial-in numbers, passcode, and a unique access PIN.

Participant Online Registration: https://dpregister.com/sreg/10204010/1002ee52a5c

A replay of the conference call will be accessible through December 2, 2025, by dialing the following numbers:

United States: 1-877-344-7529

International: 1-412-317-0088

Replay Access Code: 4711053

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.pony.ai.

By order of the Board
Pony AI Inc.
Dr. Jun Peng
Chairman of the Board and Chief Executive Officer

Hong Kong, November 11, 2025

As of the date of this announcement, the Board comprises: (i) Dr. Jun Peng and Dr. Tiancheng Lou as executive Directors; (ii) Mr. Fei Zhang and Mr. Takeo Hamada as non-executive Directors; and (iii) Mr. Jackson Peter Tai, Dr. Mark Qiu, and Ms. Asmau Ahmed as independent non-executive Directors.

* For identification purposes only